UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   **February 19, 2010**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 International Drive, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(d)

On February 19, 2010, the Board of Directors elected John T. Cahill to serve as a non-employee director of the Company, increasing the size of the Board from 14 to 15. Mr. Cahill will serve as a member of the class whose term expires at the 2011 Annual Meeting of Stockholders. Mr. Cahill will be compensated as a non-employee director in accordance with the Company's non-employee director compensation policies and the Non-Employee Director Equity Plan as described in the Company's 2009 Proxy Statement. A copy of the related press release is attached hereto as Exhibit 99 and is incorporated herein by reference.

The Board also appointed Mr. Cahill to serve on the Company's Audit and Compensation Committees.

Item 5.04   **Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.**

Effective April 1, 2010, Legg Mason & Co., LLC is changing vendors for the administration of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan"). To facilitate the change, there will be a blackout period for transactions with and within the Plan, including transactions in Legg Mason, Inc. ("Legg Mason") common stock. Effective at the market close on March 25, 2010, the Plan transactions that will be restricted or prevented are enrolling in the Plan, changing savings amounts, changing investment options for new money, requesting withdrawals, requesting loans, early loan payoffs and rolling over qualified plan money into the Plan. Effective at the market close on March 26, 2010, transferring funds among investment options (including into or out of the Legg Mason common stock fund) in the Plan will also be prevented. Effective at the market close on March 31, 2010, all other transactions in the Plan will be restricted or prevented, including, obtaining account balances and obtaining current statements. During the Plan blackout period beginning at the market close on March 25, 2010, executive officers and directors of Legg Mason will be restricted from effecting any transactions in Legg Mason common stock.

The blackout period will begin as set forth above and is expected to end sometime during the week of April 12, 2010. During the week of April 12, 2010, any director or executive officer of Legg Mason who would like to be informed of the actual termination date of the Plan blackout period should contact Legg Mason's General Counsel. During the blackout period and for a period of two years after the ending date of the blackout period, a security holder or other interested person may obtain, without charge, the actual ending date of the blackout period by sending a written request to the Human Resources Department, Legg Mason, Inc., 100 International Drive, Baltimore, MD 21202.

For further information regarding the blackout period, please contact James Savage at Legg Mason, Inc., 100 International Drive, Baltimore, MD 21202 or 410-539-0000.

Legg Mason received the notice required by Section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974 (29 U.S.C. 1021 (i)(2)(E)) on February 23, 2010.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

Exhibit No.	Subject Matter
99	Press Release of Legg Mason, Inc. dated February 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: February 23, 2010   By: /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General Counsel

LEGG MASON, INC.
EXHIBIT INDEX

Exhibit No.   **Subject Matter**

99   Press Release of Legg Mason, Inc. dated February 19, 2010